April 1, 2014

VIA EDGAR

Securities Exchange Commission

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:  Michael Clampitt

Re:                             Old Second Bancorp, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed March 26, 2014

File No. 333-193424

Dear Mr. Clampitt:

We are in receipt of your letter dated April 1, 2014, concerning the above-captioned filings of Old Second Bancorp, Inc. (the “Company”), and hereby submit the following responses to the comments contained therein.  To facilitate your review, we have repeated your comment in your April 1, 2014 letter below in bold italic type, followed by our responses.

Amendment No. 2 to Registration Statement on Form S-1

Exhibit 23.1

Consent to Independent Registered Public Accounting Firm

1.              The staff notes the consent refers to the report dated March 26, 2014 while the report in the Form 10-K is dated February 26, 2014.  Please revise or advise.

In response to this comment, the Company has filed Amendment No. 3 to the Registration Statement on Form S-1 to amend the consent of the Company’s independent registered public accounting firm, filed as Exhibit 23.1 to Amendment No. 2 to the Registration Statement on Form S-1, to correct the date of the report.

*  * * * *

The Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes the foregoing provides a complete response to the Comment Letter.  If you have questions regarding the foregoing or require any additional information, please feel free to contact me directly at (630) 906-5484 or dcheatham@oldsecond.com or William Skoglund, Chairman and President of the Company, at (630) 906-5483 or wskoglund@oldsecond.com.

Sincerely,

/s/ J. Douglas Cheatham

J. Douglas Cheatham
Executive Vice President and Chief Financial Officer